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                                                                EXHIBIT 23(4)


                      [MAYER, BROWN & PLATT LETTERHEAD]



                                August 15, 1997


Capsure Holdings Corp.
Two North Riverside Plaza
Chicago, IL  60606

        Re:     Tax Opinion for Transaction with Continental
                Casualty Company and its Affiliates


Ladies and Gentlemen:

        We have acted as counsel to Capsure Holdings Corp., a Delaware corporation ("Capsure"), in connection with a prosposed transaction pursuant to which Surety Acquisition Company, a Delaware corporation which is a wholly-owned subsidiary of CNA Surety Corporation ("Newco"), will be merged with and into Capsure (the "Merger"). In connection with the Merger we delivered an opinion that: (1) the Merger will be treated as an exchange within the meaning of Section 351(a) of the Code or a reorganization within the meaning of section 368(a) of the Code; and (2) except, possibly, to the extent cash is received pursuant to dividends paid or declared at or prior to the Merger (which will be treated in whole or in part as ordinary dividend income to the extent of Capsure's current or accumulated earnings and profits or, possibly, as capital gain if such dividend is treated as consideration in the Merger), no gain or loss will be recognized by Capsure or its shareholders as a result of the exchange of Capsure common stock for Newco common stock pursuant to the Merger.

        We hereby consent to the filing of our opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading "Legal Matters" in the Proxy Statement/Prospectus included as part of the Registration Statement.



                                        Very truly yours,


                                    /s/ MAYER, BROWN & PLATT

                                        MAYER, BROWN & PLATT